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SEC FILE NUMBER
8-42649

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: QUINT CAPITAL CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

230 PARK AVENUE, STE 908
(No. and Street)

NEW YORK	NY	10169
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALEXANDER QUINT	(212) 682-5090	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH, LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALEXANDER QUINT _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of QUINT CAPITAL CORPORATION _____ , as of 6/30 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

Quint Capital Corporation

Financial Statements
and Supplementary Information
Together with Auditor's Report
For the Year Ended June 30, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange act of 1934.

Quint Capital Corporation

Contents
for the Year ended June 30, 2025



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Quint Capital Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quint Capital Corporation (the "Company") as of June 30, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of Quint Capital Corporation as of June 30, 2025, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis-of-Matter

As discussed in Note 10 to the financial statements, the Company has revised Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to correct a material error in the computation of net capital previously filed with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. This revision resulted solely from a mechanical formula error and did not affect the financial statements. We performed additional audit procedures related to this revision, and our opinion on the supplementary information, as revised, is based on those procedures. Our opinion is not modified with respect to this matter.

We have served as Quint Capital Corporation's auditor since 2020.

Hauppauge, New York
October 23, 2025 (except for Schedule I as to which the
date is November 18, 2025)

Nawrocki Smith LLP

Quint Capital Corporation

Statement of Financial Condition
As of June 30, 2025

ASSETS

Cash and cash equivalents	$	11,420
Investments in securities market value		454,073
Loan receivable		18,333
Accounts receivable		48,314
Due from clearing firm		255,068
Prepaid expenses and other assets		77,253
TOTAL ASSETS	$	864,461

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	239,381
TOTAL LIABILITIES	239,381

TOTAL STOCKHOLDER'S EQUITY

Common stock, 100,000,000 shares authorized at $.0001 par value; 1,090,000 shares issued and outstanding	109
Additional paid-in capital	7,235
Retained earnings	617,736
TOTAL STOCKHOLDER'S EQUITY	625,080
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 864,461

Quint Capital Corporation

Statement of Income
For The Year Ended June 30, 2025

REVENUE:

Commission income	$	821,625
Advisory fee income		577,141
Mutual fund revenue		11,450
Variable annuity revenue		226
Interest income		77,948
Other income		39,899
Total revenue		1,528,290

OPERATING EXPENSES:

Registered rep commission	795,533
Professional fees	220,195
Occupancy	154,972
Regulatory fees	35,068
Meals and entertainment	58,615
Office expenses	36,001
Telephone	6,915
Clearing fees/credit	59,155
Other expenses	50,269
Interest	44,071
Dues and subscriptions	42,922
Total expenses	1,503,716

NET INCOME	$	24,574

Quint Capital Corporation

Statement of Changes in Stockholder's Equity
For The Year Ended June 30, 2025

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders Equity
	Shares	Amount			
Balance at July 1,2024	1,090,000 $	109	$7,235	$ 605,987 $	613,331
Stockholder Distributions	-			(12,825)	(12,825)
Net Income	-		-	24,574	24,574
Balance at June 30, 2025	1,090,000 $	109	$7,235	$ 617,736 $	625,080

Quint Capital Corporation

Statement of Cash Flows
For The Year Ended June 30, 2025

OPERATING ACTIVITIES:

Net income	$	24,574
Adjustments to reconcile net loss to net cash used by operating activities		
Changes in operating assets:		
Decrease in deposit at clearing firm		1,638
Increase in due from clearing firm		(255,068)
Decrease in investments at market value		477,968
Increase in accounts receivable		(18,333)
Decrease in accounts receivable		3,695
Increase in other assets		(43,057)
Changes in operating liabilities:		
Increase in accounts payable and accrued expenses		63,484
Increase in accounts due to clearing firmpayable and accrued expenses		(241,446)
Net cash provided by operating activities		13,455

FINANCING ACTIVITIES:

Stockholder distributions		(12,825)
Net cash used in investing activities		(12,825)

NET INCREASE IN CASH AND CASH EQUIVALENTS		630
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$	10,790
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	11,420

Notes to Financial Statements
For The Year Ended June 30, 2025

1. Organization and Nature of Business

Quint Capital Corporation (the "Company") was formed in Florida on September 28, 1989. The Company is located in New York and is a registered broker-dealer and a registered investment adviser ("RIA") under the Securities Exchange Act of 1934. The Company is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") and operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by the clearing firm. QCap Holdings, LLC, a limited liability company ("the Parent") is a New York State entity formed in 2013. QCap Holdings, LLC is the sole owner of Quint Capital Corporation.

The Company is authorized to engage in transactions in over-the counter corporate equities securities, corporate debt securities, mutual funds, variable life insurance and annuities on a fully disclosed basis. The Company is also authorized to act as a placement agent for securities offerings, an underwriter or selling group participant for over-the-counter corporate securities (other than mutual funds) and perform investment advisory services. The Company is a non-exchange member authorized to arrange transactions in listed securities by an exchange member. They also provide fee based consulting services in the areas of corporate finance, mergers and acquisitions, RIA and insurance.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and Cash Equivalents

The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable

The Company carries its accounts receivable at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at June 30, 2025.

Income Taxes

The Company has elected to be treated as a single-member, disregarded, "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company files a consolidated tax return with its parent entity, QCap Holdings, LLC, which is a disregarded entity for tax purposes. Neither the Company nor the parent pays federal or state corporate income taxes on its taxable income. Instead, the individual stockholder is liable for individual income taxes on Company's taxable income.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Notes to Financial Statements
For The Year Ended June 30, 2025

2. Summary of Significant Accounting Policies (Continued)

Fair value

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at June 30, 2025:

Assets	Level 1	Level 2	Level 3	Total
Municipal Bonds	$ 454,073	$ -	$ -	$ 454,073
	$ 454,073	$ -	$ -	$ 454,073

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by management in accordance with US GAAP. The resulting unrealized gains and losses are reflected in the statement of income. Realized gains and losses from securities transactions are determined on the basis of identified cost.

Revenue and Expense Recognition

Commission revenue (and the related clearing expenses) are recorded on a trade date basis. Revenue from sale of insurance based products are earned when the placement is completed and the income is reasonably determinable. Investment management fees are recognized when earned based on the terms of their respective agreements.

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Notes to Financial Statements
For The Year Ended June 30, 2025

Revenue and Expense Recognition (continued)

Broker Dealer Commissions
The Company's broker-dealer subsidiaries earn commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on settlement date.

Advisory Fees
The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Mutual Fund Fees and Variable Annuity Fees
The Company enters into agreements with Mutual Funds and Variable Annuities ("funds") to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Mutual fund fees and variable annuity fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

3. Concentrations of Credit Risk

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account.

4. Due From Clearing Firm

Due from clearing firm represents amounts due from clearing organizations, which includes clearing deposits of $255,068 as of June 30, 2025.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2025, the Company had net capital of $449,674, which was $349,674 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 52.23%.

Notes to Financial Statements
For The Year Ended June 30, 2025

6. Indemnifications

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company has issued no guarantees at June 30, 2025, or during the year then ended.

7. Commitments and Contingencies

Office Leases

The Company is currently leasing office space at two locations in New York City, NY, under separate lease agreements. Each of the two lease agreements are for one year. The Company's total rent expense as of June 30, 2025 was $154,972.

Contingencies

In the normal course of business, from time to time, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses, and, in the past, the Company has been involved in litigation matters. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Accounting for Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

8. Related Party Transactions

For the year ended June 30, 2025, one of the Company's rental agreements was with an affiliate of the sole shareholder. Rental payments made under this lease were $78,472 for the period.

9. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of placement fees, advisory fees, proprietary trading, and trail income. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses presented on a consolidated basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the consolidated balance sheet as total assets. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single segment's business.

Notes to Financial Statements
For The Year Ended June 30, 2025

10. Amendment to Previously Issued Financial Statements

The Company has filed amended audited financial statements for the year ended June 30, 2025. The amendment was required due to the identification of an error in the calculation presented in Schedule I – Computation of Net Capital Under Rule 15c3-1.

Upon review, management determined that the non-allowable assets used in the net capital computation were misstated, which resulted in an inaccurate presentation of the Company's net capital position. The error was administrative in nature. The amended filing reflects the accurate computation.

11. Subsequent Events

The Company has evaluated events and transactions that occurred between October 23, 2025, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Quint Capital Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For The Year Ended June 30, 2025

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$	625,080
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(143,900)
Haircuts on securities held:		(31,506)
NET CAPITAL	$	449,674
AGGREGATE INDEBTEDNESS:		
Account Payable and Accrued Expenses	$	239,381
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (the greater of 6 2/3 % of aggregate indebtedness or $100,000)	$	100,000
Excess net capital	$	349,674
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required		239,381
Percentage of aggregate indebtedness to net capital		53.23%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2025.

SUPPLEMENTARY INFORMATION
SCHEDULE II AND III
For The Year Ended June 30, 2025

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 as of June 30, 2025 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

The Company is also filing an exemption report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adoption amendments to 17 C.F.R. are limited to underwriting and participating in selling group, in addition to private placements of securities, and trading for own account.

SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 as of June 30, 2021 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities for the year ended June 30, 2025.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Quint Capital Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Quint Capital Corporation identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to trading securities for own account, private placement of securities, underwriting or selling group participant. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
October 23, 2025

Nawrocki Smith LLP

Quint Capital Corp
Exemption Report
For the Year Ended June 30, 2025

Securities and Exchange Commission

100 First Street, NE

Washington, D.C. 20549

To whom it may concern:

Quint Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii)

    a. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: **RBC Clearing.**

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended June 30, 2025, without exception.

(3) The Company is also filing an exemption report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adoption amendments to 17 C.F.R. 240 17a-5 are limited to trading securities for own account, private placement of securities, underwriting or selling group participant (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, ; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended June 30, 2025.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

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Authorized Signature:

President

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Title:

Date: October 23, 2025